SPDR Series Trust

One Lincoln Street

Boston, MA 02111

November 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Office of Filings, Information & Consumer Service

RE:	SPDR Series Trust; SEC File Nos.: 333-57793 and 811-08839; Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), SPDR Series Trust (the “Trust”), on behalf of its series SPDR NYSE Dynamic SPY Buy Write ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 198 (“PEA No. 198”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-16-764496) on November 9, 2016, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. PEA No. 198 is scheduled to become effective on January 23, 2017.

The withdrawal of PEA No. 198 is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 662-2532 or cmadden@statestreet.com.

Very truly yours,

/s/ Christopher A. Madden
Christopher A. Madden
Secretary

Cc: W. John McGuire, Esq.